Interim Condensed Consolidated Financial Statements June 30, 2012

(unaudited)

Notice of No Auditor Review of Interim Condensed Consolidated Financial Statements

In accordance with National Instrument 51-102 released by the Canadian
Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim condensed consolidated financial statements as at and for the six months ended June 30, 2012 and 2011.

GENOIL INC. Interim Condensed Consolidated Statements of Financial Position (Unaudited) (amounts in Canadian dollars)

	June 30	December 31
	2012	2011

ASSETS
CURRENT
Cash and cash equivalents	$ (13,252)	$ 37,208
Trade and other receivables	31,115	16,604
Prepaid expenses and deposits	141,167	117,290
Due from related parties (note 5)	106,683	94,092

	265,713	265,194

PROPERTY AND EQUIPMENT (Note 6)	1,328,555	1,443,196
INTANGIBLE ASSETS (Note 7)	2,799,506	2,862,374

	4,128,061	4,305,570

	$ 4,393,774	$ 4,570,764

LIABILITIES
CURRENT
Trade and other payables	1,326,599	$ 1,165,053
Convertible Notes - current portion (Note 10)	1,896,524	1,787,941
Due to investors	367,884	224,018
Promissory notes (Note 9)	415,476	388,753

	4,006,483	3,565,765
CONVERTIBLE NOTES (Note 10)	126,901	120,357
DERIVATIVE LIABILITY (Note 11)	376,589	783,303

	4,509,973	4,469,425

EQUITY
Share capital (Note 11)	57,215,067	56,966,166
Contributed surplus (Note 15)	19,385,421	18,927,972
Accumulated other comprehensive income	19,939	20,948
Accumulated deficit	(76,736,626)	(75,813,747)

	(116,199)	101,339

	$ 4,393,774	$ 4,570,764

Going concern (Note 1) Commitments (Note 16) Contingencies (Note 17) Subsequent events (Note 18)

Approved by the Board of Directors

(signed)	D.K. Lifschultz	David K. Lifschultz, Director

(signed)	Thomas Bugg	Thomas Bugg, Director

See accompanying notes to interim condensed consolidated financial statements.

GENOIL INC. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss Six months ended June 30 (unaudited) (amounts in Canadian dollars)

	Quarter 2	Quarter 2	Year to Date	Year to Date
	2012	2011	2012	2011

OPERATING EXPENSES
Administrative	$ 466,691	$ 635,445	$ 880,826	$ 1,118,375
Share-based payments	-	766	55,550	822,672
Depreciation	100,834	90,097	200,315	226,654
Development expenses	22,744	113,157	28,320	95,965

LOSS FROM OPERATIONS	590,268	839,465	1,165,011	2,263,666

Derivative liability fair value adjustment
(Note 11)	(157,676)	-	(367,194)	-

OTHER INCOME/EXPENSES
Finance expense (Note15)	73,928	66,832	125,061	119,996

	73,928	66,832	125,061	119,996

NET LOSS	506,520	906,297	922,879	2,383,662
Foreign currency translation	377		(1,009)	(13,148)

COMPREHENSIVE LOSS	$ 506,898	$ 906,297	$ 921,870	$ 2,370,514

Loss per share (Note 13)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

See accompanying notes to interim condensed consolidated financial statements.

GENOIL INC. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity Six months ended June 30 (amounts in Canadian dollars)

			Accumulated
			Other
		Contributed	Comprehensive
	Share Capital	Surplus	Income	Deficit	Total Equity

Balance, January 1, 2011	$ 55,267,218	$ 19,959,854	$ 19,323	$ (72,558,915)	$ 2,687,480
Issue of common shares (see Note 11)	752,113	(64,085)	-	-	688,028
Share-based payments	-	822,672	-	-	822,672
Other Compreshensive Income	-	-	13,148	-	13,148
Loss for the period	-	-	-	(2,383,662)	(2,383,662)

Balance, June 30, 2011	$ 56,019,331	$ 20,718,441	$ 32,471	$ (74,942,577)	$ 1,827,666

Balance, January 1, 2012	$ 56,966,166	$ 18,927,972	$ 20,948	$ (75,813,747)	$ 101,339
Issue of common shares (see Note 11)	248,901	362,378	-	-	611,279
Share-based payments	-	55,550	-	-	55,550
Other Compreshensive Income	-	39,521	(1,009)	-	38,512
Loss for the period	-	-	-	(922,879)	(922,879)

Balance, June 30, 2012	57,215,067	19,385,421	19,939	$ (76,736,626)	(116,199)

See accompanying notes to interim condensed consolidated financial statements.

GENOIL INC. Interim Condensed Consolidated Statements of Cash Flows Six months ended June 30 (amounts in Canadian dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (922,879)	$ (2,383,662)
Adjustments for:
Share-based payments	55,550	822,672
Depreciation	200,315	226,654
Finance expense (Note 15)	129,967	125,437
Derivative liability fair value adjustment (Note 11)	(367,194)

	(904,241)	(1,208,899)

Changes in non-cash working capital
Trade and other receivables	(9,680)	(52,751)
Prepaid expenses and deposits	(28,708)	41,826
Trade and other payables	161,548	189,418

	123,160	178,493

Cash flows used by operating activities	(781,081)	(1,030,406)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(22,805)	(33,492)

Cash flows used by investing activities	(22,805)	(33,492)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in due to related parties (Note 5)	(12,592)	13,066
Advance from (repayment to) investors	143,866	-
Issuance of common shares	611,279	688,027
Proceeds from issuance of promissory notes	26,824	278,087
Repayment of promissory notes	(14,942)	-

Cash flows provided by financing activities	754,435	979,180

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(49,451)	(84,718)
Cash and equivalents, beginning of year	37,208	125,430
Foreign exchange translation	(1,009)	13,148

CASH AND EQUIVALENTS, END OF PERIOD	$ (13,252)	$ 53,860

See accompanying notes to interim condensed consolidated financial statements.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of the Company as at and for the years ended December 31, 2011 and 2010 comprise the Company and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

Going concern

These consolidated financial statements have been prepared on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at June 30, 2012, the Company has a working capital deficiency of $3,740,770 (June 30, 2011 - $2,880,236) and for the period ended June 30, 2012 has incurred a loss of $922,879 (six months ended June 30, 2011 - $2,383,662).

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the period, the Company received net cash proceeds of $479,197 pursuant to financing activities.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. BASIS OF PREPARATION (a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These consolidated financial statements were authorized for issue by the Board of Directors on August 27, 2012.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

2. BASIS OF PREPARATION (CONTINUED)

(b) Basis of presentation

The accounting policies set out in Note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for held for trading financial assets and the derivative liability which are measured at fair value with changes in fair value recorded in earnings. The methods used to measure fair values are disclosed in Note 4.

(d) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency and presentation currency.

The financial statements of subsidiaries that have a functional currency different from that of Company (“foreign operations”) are translated into Canadian dollars as follows:

  Assets and liabilities – at the closing rate at the date of the statement of financial position;
  Income and expenses – at the average rate of the period which is considered a reasonable approximation to actual rates; and
  Foreign currency translation differences are recognized in other comprehensive income.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency transaction gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(e) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

2. BASIS OF PREPARATION (CONTINUED)

In the process of applying the Company’s accounting policies, management has made the following judgments, apart from those involving estimates, which may have the most significant effect on the amounts recognized in the consolidated financial statements.

(i) Going concern

These consolidated financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. As discussed in Note 1, a number of conditions exist that indicate the existence of a material uncertainty, which may cast significant doubt about the Company’s ability to continue as a going concern, and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to operate on a going concern basis is also dependent upon achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. These consolidated financial statements do not include any adjustments in the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of cash flow classifications used, that might result from the outcome of this uncertainty, and such adjustments may be material.

(ii) Depreciation

Depreciation expense is an estimate designed to apportion the value of depreciable assets over their estimated useful lives. The Company estimates the useful life of its property and equipment and intangible assets based on past experience, industry practices and the market for these assets. Differences between the actual useful lives of these assets and estimates can materially affect future results and depreciation expense.

(iii) Impairment indicators and calculation of impairment

At the end of each reporting period, the Company assesses whether there is an indication that the carrying values of property and equipment and intangible assets are not recoverable or impaired. Such circumstances include incidents of physical damage and changes in the regulatory and/or operating environment. When management judges that circumstances possibly indicate impairment, property, plant and equipment and intangible assets are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units (“CGU”) are the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). FVLCS is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. The determination of VIU requires the estimation and discounting of cash flows which involves key assumptions that consider all information available on the respective testing date. Management exercises judgment, considering past and actual performances as well as expected developments in the respective markets and in the overall macro-economic environment and economic trends to model and discount future cash flows.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

2.	BASIS OF PREPARATION (CONTINUED)

(iv) Stock options and warrants

The Company uses the Black-Scholes pricing model to estimate the fair value of stock options, and warrants, which is based on significant assumptions such as volatility, dividend yield and expected term.

(v) Deferred income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty.

The Company recognizes deferred income tax assets to the extent that it is probable that taxable profit will be available to allow the benefit of that deferred income tax asset to be utilized. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred income tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

(vi) Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of Consolidation:

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company has the following subsidiaries:

  Genoil USA Inc., incorporated in Delaware, United States, which is a wholly-owned subsidiary of the Company.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates.

Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and the Company. As at June 30, 2012, the Emirates LLC had not yet commenced operations and holds no assets.

Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly-owned subsidiary of the Company. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base.

The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation‘s functional currency are recognized in the consolidated statement of loss and comprehensive loss.

(c) Financial instruments

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into one of the following categories: fair value through profit or loss (assets and liabilities), loans and receivables, financial assets available-for-sale, financial assets held–to-maturity, and other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

(i)	Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, due from related parties, trade and other payables, due to related parties, due to investors, promissory notes and convertible notes. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non- derivative financial instruments are measured as described below: Financial assets at fair value through profit or loss:

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has classified cash and cash equivalents at fair value through profit or loss.

Compound Instruments:

Compound instruments, such as convertible notes, are separated into their liability and equity components using the effective interest method. The liability component accretes up to the principal balance at maturity. The equity component will be reclassified to share capital upon conversion. Any balance in equity that remains after the settlement of the liability is transferred to contributed surplus. The equity portion is recognized net of deferred income taxes and deferred issue costs.

Other:

Other non-derivative financial instruments, such as trade and other receivables, due from related parties, trade and other payables, due to related parties, due to investors, the liability component of warrants issued, and promissory notes are measured at amortized cost using the effective interest method, less any impairment losses.

(ii) Derivative financial instruments:

The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and options do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company uses the Black-Scholes pricing model to estimate the fair value of warrants at the end of each reporting period. Inputs into the Black-Scholes pricing model require estimates, including such items as estimated volatility of the Company’s stock and the estimated life of the financial instruments being fair valued.

The warrants issued in currencies other than the functional currency are considered derivative liabilities as the warrants are convertible into CAD denominated common shares at a USD exercise price. As a result, the Company recognizes the fair values of the derivative components at the date of issuance, with the remainder of the proceeds attributed to the derivative liability. The derivative liability is marked-to-market at each reporting date using the Black-Scholes pricing model to estimate the fair value. Movement in the fair value of the derivative liability are charged to the consolidated statement of loss during the financial period in which they are incurred.

(iii) Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with original maturities of less than three months and that are not subject to any risk of change in value.

(e) Trade and other receivables

Trade and other receivables, except for taxes prepaid and advances to suppliers, are initially recognized at fair value and subsequently accounted at amortized cost using the effective interest method less provision for impairment of such receivables. Taxes prepaid and advances to suppliers are accounted for at actually paid amounts. A provision for impairment of trade and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the consolidated statement of loss. The primary factors that the Company considers whether a receivable is impaired is its overdue status.

(f) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to the consolidated statement of loss during the financial period in which they are incurred.

Depreciation over the estimated useful life of assets is provided on the following bases and annual rates:

Type	Method	Rate
Office Equipment	Straight line	5 years
Upgrader	Straight line	15 years
Crystal Sea Unit	Straight line	15 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of the property and equipment are reviewed at the end of each reporting period and adjusted if required.

The gains or losses on disposal of an item of property or equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are included as part of other comprehensive income/expenses in the consolidated statement of loss.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Intangible assets

Intangible assets acquired outside business combinations are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment losses. Internally generated intangible assets are not capitalized and the expenditure is reflected in the consolidated statement of loss in the period in which the expenditure is incurred.

Intangible assets resulting from an acquisition are recorded at fair value. Fair value is estimated by management based on the expected discounted future cash flows associated with the intangible asset. Intangible assets with a finite life are amortized over the estimated useful life and intangible assets with an indefinite life are not subject to depreciation. Intangible assets are tested for impairment at each reporting period. Any impairment is identified by comparing the fair value of the intangible asset to its carrying value. Any excess of the carrying value of the intangible asset over the implied fair value is the impairment amount and will be charged to profit in the period of the impairment.

Patents and technology rights are recorded at cost and are amortized at 10% on a declining-balance basis. Pending patent costs have been included in the consolidated statement of loss and are not amortized until patents are registered.

(h)	Impairment of assets

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and its recoverable amount.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the consolidated statement of comprehensive loss.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii) Non-financial and intangible assets

The carrying amount of the Company’s property and equipment and intangible assets with a finite useful life are assessed for impairment indicators at each reporting date to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's, or group of assets’, estimated fair value less cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable independent cash inflows (a cash generating unit or "CGU")

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but limited to the carrying value that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Assets that have an indefinite useful life and goodwill are not subject to depreciation and are tested for impairment at each reporting date and when there is an indication of potential impairment. Impairment of goodwill is not reversed.

(i) Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated with reasonable certainty and are measured at the amount that the Company would rationally pay to be relieved of the present obligation. To the extent that provisions are estimated using a present value technique, such amounts are determined by discounting the expected future cash flows at a risk-free pre-tax rate and adjusting the liability for the risks specific to the liability.

(j) Trade and other payables

Trade and other payables are accrued when the counterparty performed its obligations under the contract. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(k) Operating leases

Where the Company is a lessee in a lease which does not transfer substantially all the risks and rewards incidental to ownership from the lessor, the total lease payments are charged to profit or loss on a straight-line basis over the term of the lease.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m) Finance income and expenses

Finance expenses include interest expense on financial liabilities, accretion expense on convertible notes, and foreign exchange losses. Interest expense is recognized as amounts accrue in the consolidated statement of loss using the effective interest rate method.

Foreign currency gains and losses, reported under finance income and expenses, are reported on a net basis.

(n) Share-based payments

The Company grants options to purchase common shares to employees and directors under its stock option plan. Share-based payments to these individuals are measured at the fair value of the options issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Per share amounts

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options are used to repurchase shares at the current market price.

(p) Segment reporting

The Company specializes in two technologies: proprietary upgrader technology for use in the oil industry and technology in oil and water separation systems. Substantially all of the Company's operations and assets are in Canada and are focused on development and commercialization of both technologies, which are currently considered one industry and reportable operating segment.

(q) New standards and interpretations not yet adopted:

The following pronouncements from the IASB will become effective for financial reporting periods beginning on or after January 1, 2013 and have not yet been adopted by the Company. All of these new or revised standards permit early adoption with transitional arrangements depending on the date of initial application.

The following standards and interpretations have not been in effect as they will only be applied for the first time in future periods. They may result in consequential changes to the accounting policies and other note disclosures. The Company is currently evaluating the impact of adopting all of the newly issued and amended standards.

IFRS 10, “Consolidated Financial Statements” replaces IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control.

IFRS 11 “Joint Arrangements” replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 13 “Fair Value Measurement” is a new standard meant to clarify the definition of fair value, provide guidance on measuring fair value and improve disclosure requirements related to fair value measurement.

IAS 1 “Presentation of Items of Other Comprehensive Income” was amended in June 2011 to separate items of other comprehensive income that may be subsequently reclassified to income. The standard is required to be adopted for periods beginning on or after July 1, 2012.

IAS 27 “Separate Financial Statements” has been amended to focus solely on accounting and disclosure requirements when an entity presents separate financial statements, due to the issuance of the new IFRS 10 which is specific to consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures” has been amended as a result of the issuance of IFRS 11 and the withdrawal of IAS 31. The amended standard sets out the requirements for the application of the equity method when accounting for interests in joint ventures, in addition to interests in associates.

In November 2009, the IASB published IFRS 9, “Financial Instruments,” which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company’s own credit risk out of earnings and recognize the change in other comprehensive income. IFRS 9 is effective for the Company on January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively.

4. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

  Level 1 – quoted prices in active markets for identical assets or liabilities;
  Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
  Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs. The derivative liability has been measured using level 3 inputs.

(a) Current assets and current liabilities

The fair value of cash and cash equivalents, trade and other receivables, trade and other payables, due to investors, promissory notes and amounts due to/from related parties is

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

4. DETERMINATION OF FAIR VALUES (CONTINUED) estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2011 and December 31, 2010, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b) Convertible notes

The carrying value of convertible notes includes the liability component and the equity component related to the conversion feature of the debentures. The liability component is recognized at its fair value on the date of issuance based on the discounted present value of future cash flows, with the remainder of the proceeds attributed to the equity component. Subsequent to issuance, the liability component is accreted up to face value using the effective interest method.

(c) Stock options and warrants

The fair values of stock options and warrants are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate.

5.	RELATED PARTY TRANSACTIONS
		June 30	December 31
		2012	2011

Due from related parties		$ 106,683	$ 94,092

During the period ended June 30, 2012, the Company advanced a net amount of $12,591 to an officer of the Company resulting in a balance of $106,683 outstanding as at June 30, 2012, which approximates fair value.

Included in administrative expenses for the six months ended June 30, 2012 are consulting fees of $ nil (six months ended June 30, 2011 – $104,960) paid to companies controlled by an officer of the Company.

These fees occurred in the normal course of operations and have been recognized at the agreed to exchange amount which in the opinion of management approximates fair value of the services rendered.

Key management compensation is comprised of the following:
	Six months ended June 30
	2012	2011

Salaries and wages	$ 42,000	$ 45,500
Short-term employee benefits	1,697	1,609

	$ 43,697	$ 47,109

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

6.	PROPERTY AND EQUIPMENT

		Land	Office		Crystal Sea
		(Note 8)	equipment	Upgrader	unit	Total
	Cost or deemed cost
	As at January 1, 2011	$ 54,060	$ 263,180	$ 4,153,455	$ -	$ 4,470,695
	Additions	-	3,492	30,000	174,736	208,228
	Disposals	-		(300,000)	-	(300,000)

	As at December 31, 2011	54,060	266,672	3,883,455	174,736	4,378,923
	Additions	-			22,805	22,805

	As at June 30, 2012	$ 54,060	$ 266,672	$ 3,883,455	$ 197,541	$ 4,401,728

	Accumulated depreciation
	As at January 1, 2011	$ -	$ 254,229	$ 2,497,239	$ -	$ 2,751,468
	Depreciation	-	5,363	268,896	-	274,259
	Disposals	-	-	(90,000)	-	(90,000)

	As at December 31, 2011	-	259,592	2,676,135	-	2,935,727
	Depreciation	-	1,431	129,449	6,567	137,446

	As at June 30, 2012	-	261,023	2,805,584	6,567	3,073,173

	Net book value
	As at January 1, 2011	54,060	8,951	1,656,216	-	1,719,227
	As at December 31, 2011	54,060	7,080	1,207,320	174,736	1,443,196
	As at June 30, 2012	54,060	5,649	1,077,872	190,974	1,328,555

During July 2011, the Company disposed of ancillary redundant parts of the bitumen upgrader plant that was purchased in December 2007. These parts approximated 50% of the original cost and were sold as scrap metal for $8,908. The net cost of parts sold for scrap was $210,000, with a loss on disposal of $201,092. The remainder of the bitumen upgrader plant will be used for parts as needed on the Two Hills pilot plant.

During 2011, the Company costs incurred costs of $174,736 to produce the Crystal Sea unit and an additional $22,805 in the six months ended June 30, 2012.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

7.	INTANGIBLE ASSETS

Mineral
		Technology		Rights
		Rights	Patents	(Note 8)	Total

Cost of deemed cost
As at January 1, 2011		$ 3,833,437	$ 856,649	$ 1,628,685	$ 6,318,771
Additions		-	-		-
Impairment		(881,507)	-		(881,507)

Ast at December 31, 2011		2,951,930	856,649	1,628,685	5,437,264
Additions		-	-		-

As at June 30, 2012		$ 2,951,930	$ 856,649	$ 1,628,685	$ 5,437,264

Accumulated depreciation
As at January 1, 2011		$ 2,451,701	$ 543,181	$ -	$ 2,994,882
Depreciation		138,174	31,347	-	169,521
Impairment		(589,513)	-	-	(589,513)

Ast at December 31, 2011		2,000,362	574,528	-	2,574,890
Depreciation		47,448	15,420	-	62,868

As at June 30, 2012		$ 2,047,810	$ 589,948	$ -	$ 2,637,758

Net book value
As at January 1, 2011		$ 1,381,736	$ 313,468	$ 1,628,685	$ 3,323,889
As at December 31, 2011		$ 951,568	$ 282,121	$ 1,628,685	$ 2,862,374
As at June 30, 2012		$ 904,120	$ 266,701	$ 1,628,685	$ 2,799,506

During 2011, the Company incurred a loss on impairment of intangible assets of $291,994 for technology rights no longer is use by the Company. Management wrote-off these technology rights in the consolidated statement of loss as they related to technologies that were no longer being pursued by the Company.

8. PROMISSORY NOTES

In October 2010, the Company issued promissory notes in the amount of $50,700. The promissory notes are unsecured and bear interest at 8% per annum. The principal amount and accrued interest was due on April 6, 2011. The promissory notes were extended for another six months with the provision that interest on one of the notes increases to 12% until repayment. One of the promissory notes was repaid in November 2011 in the amount of $27,549 leaving one note outstanding in the amount of $25,746. During the six months ended June 30, 2012 a partial payment was made on the outstanding promissory note of $14,941. As at June 30, 2012, the reported amount of promissory notes includes $4,533 of accrued interest (December 31, 2011 – $3,002).

In June 2011, the Company issued promissory notes in the amount of $339,150 (US$340,000). The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011. For the six month period ended June 30, 2012, the reported amount of promissory notes includes $28,157 (December 31, 2011 - $13,987) of accrued interest. Negotiations were in progress at year end to renew the promissory notes for another six months based on regulatory approval. As at June 30, 2012, regulatory approval had not yet been obtained.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

9.	CONVERTIBLE NOTES

		Series A	Series E	Total

Gross amount received		$ 5,638,220	$ 1,227,356	$ 6,865,576
Value of warrants and conversion option		(3,822,864)	(166,216)	(3,989,080)

Fair value of repayment obligation		$ 1,815,356	$ 1,061,140	$ 2,876,496

Balance, January 1, 2011		$ 194,683	$ 1,595,724	$ 1,553,098
Accretion		19,996	22,946	65,890
Interest accrued			169,271	169,271
Redemption		(94,322)	-	(94,322)

Balance, December 31, 2011		$ 120,357	$ 1,787,941	$ 1,908,298
Accretion		6,544	-	6,544
Interest accrued		-	108,583	108,583

Balance, June 30, 2012		$ 126,901	$ 1,896,524	$ 2,023,425

Series A

On December 23, 2004, the Company issued $5,638,220 of non-interest bearing convertible notes. These convertible notes are due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt.

During 2007, notes with a face value of $132,679 were converted into common shares of the company at a price of $0.44 per share and 301,543 shares were issued.

During November 2007, at the request of a large note holder, notes with a face value of $4,902,800 were converted into 2,785,681 preferred shares of the Company. The preferred shares are convertible into 11,142,724 common shares - the same number the convertible notes would have been convertible to. The preferred shares were valued using the market price ($0.61) of the common shares on date of conversion. This value was allocated between long term debt and equity using the same basis as at the original issue of the notes. The fair value of the debt portion was calculated by discounting the face value at 16%, the estimated market rate for the Company. This resulted in a loss of $176,450 being recorded, while contributed surplus was reduced by $4,432,786. Had the Company used a market rate of 18%, a gain of $94,312

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011 would have been recorded.

In September 2011, two notes with a book value of $94,322 were repaid in the amount of $153,213 resulting in a loss on repayment of $58,891.

Series E

On October 6, 2008, series E notes were issued with a face value of $1,227,356. Approximately 32% of the amount is due to companies controlled by the Chairman and CEO. The notes had a term of one year, carry interest at 12% p.a., accrued semi-annually, and are convertible into common shares of the Company at $0.27 per share at the option of the holder. The note holders also received 1,136,442 warrants to purchase the same number of common shares of the Company at $0.41 per share.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 28%, was estimated to be $1,061,140 on the date the agreement was signed. A total of $32,275, was allocated to the fair value of the warrants and $133,941 was allocated to the conversion option. The debt discount is being accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 127%; risk-free rate of 2.93%; and expected life of 1 year.

At October 6, 2009, the notes were extended for another year. As a result of this extension, the $49,798 fair value of the warrant extension was recorded as a reduction to the note payable and accreted over the term of the debt.

The notes were again renewed at October 6, 2010 for another year. As a result of this extension, the $30,455 fair value of the warrant extension was recorded as a reduction to the note payable and is being accreted over the term of the debt. $22,841 was credited to contributed surplus for the fair value of the extension net of $7,614 of deferred taxes.

As at June 30, 2012, the Company was in negotiations to renew the convertible notes for another year.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

10. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value

10,000,000 Class A Preferred shares, issuable in series, none of which are outstanding

(b) Issued and outstanding common shares

	Number	Amount

Balance, December 31, 2010	301,145,429	$ 55,359,595

Private placements (vi), (ix)	6,693,207	330,219
Shares issued for debt (x)	8,372,059	649,957
Acquisition of Two Hills Environmental (iii)	250,000	73,750
Exercise of warrants (vii)	1,703,846	532,668
Exercise of options (viii)	100,000	23,992
Share issue expenses		(4,015)

Balance, December 31, 2011	318,264,541	$ 56,966,166

Private placement	6,732,898	248,901
Exercise of warrants	-	-
Exercise of options	-	-
Shares issued for debt	-	-
Share issue expenses	-	-

Balance, June 30, 2012	324,997,439	$ 57,215,066

(i)	In April 2011, the Company completed a private placement for US$310,000 at US$0.20 per common share, issuing 1,550,000 common shares with an attached warrant exercisable at US$0.20 with a two-year term. $141,818 was allocated to share capital and the estimated $162,207 fair value of warrants was recorded as a derivative liability.

(ii)	During 2011, the Company issued 1,703,846 common shares on the exercise of the same number of warrants for cash proceeds of $303,228 and a pro-rata portion of fair value of $179,153 reclassified from contributed surplus.

(iii)	In January 2011, the Company issued 100,000 common shares on the exercise of the same number of stock options for cash proceeds of $14,000 and a pro-rata portion of fair value of $9,992 reclassified from contributed surplus.

(iv)	In November 2011, the Company completed a private placement for US$514,321 at US$0.10 per common shares, issuing 5,143,207 common shares with an attached warrant exercisable at US$0.10 with a five year term. $188,401 was allocated to share capital and the estimated $350,041 fair value of warrants was recorded as a derivative liability.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

(v)	In 2011, the Company completed three shares-for-debt transactions. In the first transaction, the Company issued 747,714 shares at $0.20 and allocated $149,543 to share capital. For the second transaction, the Company issued 7,067,089 shares at $0.10 and 3,000,000 warrants at with an exercise price of $0.11; $436,330 was allocated to share capital and an estimated fair value on the warrants of $270,379 was credited to contributed surplus. The third transaction issued 557,256 common shares at $0.115 and allocated $64,084 to share capital.

(vi)	In April 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common shares and allocated $248,901 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $362,378 was credited to contributed surplus.

Upon transition to IFRS, the warrants issued in US dollars represented a derivative financial instrument recognized at fair value on the date of issuance with the remainder of the proceeds attributed to the derivative liability.

As at June 30, 2012, the derivative component was determined to be $376,588 (December 31, 2011 - $783,303). The fair value adjustment on derivative liability was a gain of $367,194 which represents the movement in the fair value of the derivative liability during the period plus the net issuance/exercise of warrants of $nil (2011 - $194,080).

The fair value of warrants issued during 2012 and 2011 were estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions(no warrants were issued in the first quarter):

	2012	2011

Volatility	114%	110% - 115%
Expected life	5 years	2 years
Risk-free rate	1.62%	1.08% - 1.81%
Dividend yield	-	nil
Weighted average fair value	0.07	$0.08

11. SHARE-BASED PAYMENTS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 60,949,855 (2010 – 56,799,667). The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

A continuity of stock options is as follows:

	Number of	Weighted-Average
	Options	Exercise Price

Balance, January 1, 2011	55,863,167	$0.25
Granted	12,105,333	0.19
Exercised	(100,000)	(0.14)
Cancelled	(550,000)	(0.23)
Expired	(6,650,000)	(0.45)

Balance, December 31, 2011	60,668,500	0.22
Granted	500,000	0.12
Exercised	-	-
Cancelled	-	-
Expired	(1,900,000)	(0.39)

Balance, June 30, 2012	59,268,500	0.21

The following is a summary of options outstanding and exercisable as at June 30, 2012:

	Outstanding			Exercisable

			Weighted			Weighted
	Number of	Remaining	Average		Remaining	Average
	Options	Contractual	Exercise	Number of	Contractual	Exercise
Range	Outstanding	Life	Price	Options Vested	Life	Price

$0.00 to $0.39	55,218,500	2.54	0.18	55,218,500	2.54	0.18
$0.40 to $0.79	4,050,000	0.55	0.69	4,050,000	0.55	0.69

	59,268,500	2.40	0.21	59,268,500	2.40	0.21

During the six months ended June 30, 2012, the Company recognized $55,550 June 30,2011 –$822,672) of share-based payment compensation. As at June 30, 2012, the Company’s remaining unvested share-based payment compensation is $ nil (December 31, 2011 - nil).

The fair value of stock options granted during 2012 and 2011 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions(no options were issued in the first quarter):

	2012	2011

Volatility	112.5%	106% - 121%
Expected life	5 years	0.9 – 2.9 years
Risk-free rate	1.18%	1.57% - 2.31%
Dividend yield	-	Nil
Forfeiture rate	0%	8 – 20%
Weighted average fair value	$0.12	$0.14

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

12. WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the period is as follows:

C$ Warrants
	Number of	Weighted-Average
	C$ Warrants	Exercise Price

Balance, December 31, 2010	1,136,442	C$0.39
Issued	-	-
Expired	(1,136,442)	(0.39)

Balance, December 31, 2011	6,732,898	0.10
Expired	-	-

Balance, June 30, 2012	6,732,898	C$0.10

US $ Warrants
	Number of	Weighted-Average
	US$ Warrants	Exercise Price

Balance, December 31, 2010	25,051,974	US$0.20
Issued	9,693,207	0.12
Exercised	(1,703,846)	(0.18)
Expired	(11,728,820)	(0.20)

Balance, December 31, 2011	21,312,515	0.16
Issued	-	-
Exercised	-	-
Expired	(11,139,997)	(0.19)

Balance, June 30, 2012	10,172,518	US$0.13

The following is a summary of Cdn$ warrants outstanding and exercisable as at June 30, 2012:

		Weighted-	Remaining
	Total Number	Average	Contractual Life
Range of Exercise Prices	of Warrants	Exercise Price	(Years)

Cdn$0.00 to $0.79	6,732,898	Cdn$0.10	4.84

	6,732,898	Cdn$0.10	4.84

The following is a summary of US$ warrants outstanding and exercisable as at June 30, 2012:

		Weighted-	Remaining
	Total Number	Average	Contractual Life
Range of Exercise Prices	of Warrants	Exercise Price	(Years)

US$0.00 to $0.79	10,077,822	US$0.12	3.82
US$0.80 to $1.19	94,696	US$0.99	0.67

	10,172,518	US$0.13	3.79

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

13. LOSS PER SHARE
Basic loss per share is calculated as follows:
	Six months ended
	June 30
	2012	2011

Comprehensive loss for the period	$ 922,879	$ 2,383,662

Weighted average number of shares – basic:	319,334,426	302,362,995

Loss per share – basic:	$ (0.01)	$ (0.01)

The effect of warrants and options is anti-dilutive in loss periods.

14. CONTRIBUTED SURPLUS

Balance, December 31, 2010	$ 17,193,374
Stock-based compensation	1,744,590
Options exercised	(9,992)
Warrants issued	-
Equity portion of convertible notes	-

Balance, December 31, 2011	$ 18,927,972
Stock-based compensation	55,550
Options exercised	-
Warrants issued	362,378
Adjustment due to IFRS	39,521

Balance, June 30, 2012	$ 19,385,421

15. FINANCE EXPENSE
	Six months ended
	June 30
	2012	2011

Interest on convertible notes	$ 108,536	$ 77,742
Interest on promissory notes	14,841	2,571
Accretion of convertible notes	6,544	29,950
Interest expense	(11,263)	-
Foreign exchange loss	6,403	12,733

	$ 125,061	$ 119,996

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the six months ended June 30, 2012 and 2011

16. COMMITMENTS

The Company has entered into rental lease agreements ranging from 4 months to three years which require minimum lease payments of $132,273 in 2012.

Pursuant to the Shareholders Agreement pertinent to the formation of Emirates LLC in 2010, the Company is required to contribute an annual amount of approximately US$150,000 to cover third party charges relative to this company. This amount was outstanding for the 2011 year and therefore set up as a payable at December 31. Subsequent to December 31, 2011, payments of US$150,000 were made on this debt.

Contractual obligation repayment schedule:

2012	$ 297,392
2013	198,315
2014	198,215
2015	175,515
2016	152,715

17. CONTINGENCIES

The Company is involved in legal claims associated with the normal course of operations. Management believes they have made adequate provision for such legal claims.

18. SUBSEQUENT EVENTS

The Company is presently negotiating the renewal of the short term convertible notes that matured on October 6, 2011. These notes are held by directors and officers of the Company. The renewal of the notes requires TSX Venture Exchange approval.

The Company is also negotiating the renewal of the promissory notes that matured on December 31, 2011. The company is waiting for approval from the TSX Venture Exchange.

The Company intends to settle outstanding obligations in the amount of $641,032.28 through a shares for debt transaction. The Company is awaiting TSX Venture Exchange approval on this transaction.